EXHIBIT 99.1

Yamana Gold Announces Sale of Equinox Gold Shares and Warrants for Up to C$201 Million

TORONTO, April 13, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) is pleased to announce it has entered into an agreement with Stifel GMP and Cormark Securities Inc (collectively, the “Dealers”) to sell 12,000,000 units (the “Units”) at a price of C$10.00 per Unit to qualified purchasers, for gross proceeds to Yamana of C$120,000,000 (the “Sale Transaction).   The Dealers have committed to purchase from Yamana any unsold Units at a price of C$10.00 per Unit on closing, subject to customary conditions for “bought deal” financings. Each Unit consists of one (1) common share of Equinox Gold Inc. (“Equinox”) owned by Yamana (a “Unit Share”) and one-half (0.5) of a common share purchase warrant of Yamana (each whole warrant a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one (1) additional common share of Equinox owned by Yamana (a “Warrant Share”) at an exercise price of C$13.50 for a term of 9 months from the date of issue. In the event all Warrants are exercised, the total gross proceeds to Yamana would be C$201,000,000.

In Canada, the sale of the Unit Shares will be made through block trades on April 13, 2020 and the sale of the Warrants will be made on a private placement basis.  In the United States, the sale of both the Unit Shares and the Warrants will be made on a private placement basis. In Canada, the Warrants will be subject to a four month and one day hold period, in accordance with applicable securities laws. The Warrant Shares will not be subject to a hold period under applicable Canadian securities laws.

Yamana intends to use the net proceeds of the Sale Transaction for general corporate purposes.

The Sale Transaction is scheduled to close on or about April 15, 2020, or such other date as agreed between Yamana and the Dealers.

The securities to be issued under the Sale Transaction have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

Early Warning Disclosure

Upon closing of the Sale Transaction, Yamana will dispose of 12,000,000 common shares of Equinox (the “Equinox Shares”), as a component of the Units under the Sale Transaction, at an attributed value of C$10.00 per Equinox Share (attributing the full Unit value of C$10.00 to the Equinox Share as the value attributable to the 0.5 Warrant component will be nil), for aggregate gross proceeds to Yamana of C$120 million. The sales of the Equinox Shares will be made by block trades and the sale of the Warrants will be made through private sale agreements with various purchasers. The disposition will result in a 5.56% decrease in Yamana’s shareholdings in Equinox, on a non-diluted basis. Upon completion of the Sale Transaction, Yamana will hold 7,236,380 Equinox Shares, representing approximately 3.35% of the issued and outstanding Equinox Shares, on a non-diluted basis.

In the event that all of the Warrants forming part of the Units are exercised in full, Yamana will dispose of an additional 6,000,000 Equinox Shares at a value of C$13.50 per Equinox Share (being the exercise price of the Warrants), for additional gross proceeds to Yamana of C$81,000,000. This further disposition will result in an additional 82.91% decrease in Yamana’s shareholdings in Equinox, on a non-diluted basis, and Yamana would then hold 1,236,380 Equinox Shares, representing approximately 0.49% of the issued and outstanding Equinox Shares, on a non-diluted basis.

Yamana also currently holds warrants of Equinox exercisable to acquire an aggregate of 8,345,501 Equinox Shares (the “Equinox Warrants”), representing approximately 3.86% of the issued and outstanding Equinox Shares on a non-diluted basis. The Sale Transaction will not result in any change to Yamana’s ownership in Equinox Warrants. Each Equinox Warrant entitles the holder thereof to purchase one Equinox Share at a price of C$11.18 until May 24, 2020.  If all the Equinox Warrants held by Yamana were exercised, Yamana would hold approximately 7.22% of the issued and outstanding Equinox Shares on a partially-diluted basis, assuming no other convertible securities of Equinox are exercised.

Prior to the Sale Transaction, Yamana held 19,236,380 Equinox Shares, representing approximately 8.91% of the issued and outstanding Equinox Shares, and Equinox Warrants to acquire 8,345,501 Equinox Shares, representing approximately 3.86% of the issued and outstanding Equinox Shares, on a non-diluted basis.

The disposition of Equinox Shares was made for investment purposes. While Yamana currently has no other plans or intentions with respect to the Equinox securities, depending on market conditions, general economic and industry conditions, trading prices of Equinox’s securities, Equinox’s business, financial condition and prospects and/or other relevant factors, Yamana may develop such plans or intentions in the future and, at such time, may from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold  securities of Equinox.

Yamana will file an early warning report under National Instrument 62-103 in connection with the closing of the Sale Transaction.  A copy of the early warning report filed by Yamana will be available under Equinox’s profile on SEDAR at www.sedar.com or by contacting Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary at 416-815-0220. Yamana’s head office is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON, M5J 2J3 and Equinox’s head office is located at Suite 1501 - 700 West Pender Street Vancouver, BC V6C 1G8.

As Yamana has decreased its security holdings in Equinox below 10%, following the above-noted early warning report filing, it will no longer be required to report under the early warning requirements of National Instrument 62-104 – Take-Over Bids and Issuer Bids, unless its security holdings in Equinox increase to 10% or more in the future.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the proposed Sale Transaction, the completion thereof and the use of proceeds therefrom, and the Company’s current intentions with respect to the acquisition or disposition of additional Equinox securities. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the exercise of a termination right by the Dealers, any conditions to the closing of the Sale Transaction not being met, the use of proceeds of the Sale Transaction being re-allocated for prudent business reasons, the Company’s current intentions with respect to the acquisition or disposition of additional Equinox securities changing, and other risk factors discussed in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the proposed Sale Transaction and may not be appropriate for other purposes.